Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR THIRD QUARTER 2012
EARNINGS RELEASE AND CONFERENCE CALL
TORONTO, ONTARIO – Thursday, October 4, 2012 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) will report financial results for the three and nine months ended September 30, 2012, on Friday, October 26, 2012 before the open of the stock markets. The Company will also host a conference call on Friday, October 26, 2012 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 35210439, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Friday, November 9, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 35210439. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

About Progressive Waste Solutions

Progressive Waste Solutions is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in 13 states and the District of the Columbia in the U.S., and in six Canadian provinces. The Company's major brands are Progressive Waste Solutions, IESI, BFI Canada and Waste Services. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7519
Email: laura.lepore@progressivewaste.com
www.progressivewaste.com